

February 13, 2020

<u>Via E-mail</u>
Egan J. Antill
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

> **Re:** **Paringa Resources Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2019**
> **Exhibit No. 4.3 – Amendment No. 2 to Coal Supply Agreement, dated October 1, 2019**
> **Exhibit No. 4.9 – Term Facility Agreement, dated April 24, 2019, by and among Hartshorne Mining Group, LLC, as borrower, Paringa Resources Limited, as parent, the guarantors named therein, Tribeca Global Resources Credit Pty Ltd, as agent, Tribeca Global Natural Resources Ltd and the Tribeca Global Natural Resources Credit Funds, as lenders, and Global Loan Agency Services Australia Nominees Pty Ltd, as security trustee**
> **Exhibit No. 4.10 – Amending Deed—Term Facility Agreement, dated April 29, 2019**
> **Filed October 31, 2019**
> **File No. 001-38642**

Dear Mr. Antill:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please submit your response only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4. Please let us know if you would prefer us to return the materials to you at the end of the process rather than destroy them.

To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance